May 17, 2021

KEN ELLINGTON
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549
Phone | 202.551.6909

Re:

Examination of Form N-CSR filing of Matthew 25 Fund - SEC File No. 811-07471

Dear Mr. Ellington:

This letter is in response to our phone call on April 22, 2021 regarding your review of our recent Form N-CSR filing.

1) Proxy Statements – The disclosure in the report, titled “Proxy Voting Guidelines” did not include information on how the proxies were voted.

Matthew 25 Fund response: I apologize for the omission of disclosure regarding how the proxies were voted.  In future filings, I will update the disclosure so that it includes this:  “A record of the Fund’s proxy votes for the most recent twelve month period ended June 30, are available without charge, upon request, by calling toll free 1-888-M25-FUND. They are also available on the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.”

2) Form NCSR/A filing from September 2019 – This amendment filing did not include an explanatory note explaining the need for the amendment.

Matthew 25 Fund response: I apologize for the omission of the required explanatory note and was not aware of the ability to add an explanatory note as a memo or cover page.  This requirement makes sense!  The SEC and shareholders would want to know why the amendment was filed.  In this instance, our Auditors noticed that one digit had dropped off from a total line on the Statement of Assets and Liabilities.  The SEC filing was wrong, but the report we mailed to shareholders was correct.  We investigated how the error occurred and filed the amended filing.  In future instances where an amended filing is needed, we will be sure to include an explanatory note.

3) Item 4 – Principle Accountant Fees and Services – In this section, parts e,f g and h were not included in the disclosure.

Matthew 25 Fund response: I apologize for this omission.  To complete these items I inform as follows:

(e) (1) The audit committee approves all audit and non-audit related services and, therefore, has not adopted pre-approval policies and procedures described in paragraph (c)(7) of Rule 2-01 of Regulation S-X.

(e) (2) None of the services described in paragraph (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(f) All of the principal accountant’s hours spent on auditing the registrant’s financial statements were attributed to work performed by full-time permanent employees of the principal accountant.

(g) All non-audit fees billed by the registrant’s accountant for services rendered to the registrant are indicated above under Tax Fees.  No other non-audit fees were billed to or paid by the registrant.  Additionally, the registrant’s investment adviser paid no fees for any services to the registrant’s accountant (see (h)).

(h) The principal accountant provided no services to the investment adviser or any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the registrant.

I can amend our N-CSR filing with the above information, but my understanding is that no amendment is needed since all items e through h are zero.  Also, I will ensure that this information is included in all future N-CSR filings.

I appreciate your review and recommendations on the 3 items noted and I will make the improvements as described above.

Please call me if you have any questions or if our action steps are not as you expected.

Sincerely,

Lesley Buck

Chief Compliance Officer